SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of,	January	2011
Commission File Number	000-29898
Research In Motion Limited
(Translation of registrant’s name into English)
295 Phillip Street, Waterloo, Ontario, Canada N2L 3W8
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40F:

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

                Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-_______________

DOCUMENTS INCLUDED AS PART OF THIS REPORT

Document

1	News release, dated January 6, 2011.

2	News release, dated January 6, 2011.

DOCUMENT 1

January 6, 2011

FOR IMMEDIATE RELEASE

RIM Previews BlackBerry PlayBook Tablet at CES 2011

Las Vegas, NV – CES 2011 - Research In Motion (NASDAQ: RIMM; TSX: RIM) will preview the upcoming, highly-anticipated BlackBerry® PlayBook™ tablet at the 2011 Consumer Electronics Show (CES) from Thursday, January 6 to Sunday, January 9. Attendees can visit the BlackBerry booth (#30320 in the South Hall) to check out the powerful new tablet in action.

With industry leading performance, uncompromised web browsing, true multitasking, HD multimedia, advanced security features, out-of-the-box enterprise support and a robust development platform, the BlackBerry PlayBook is the world’s first professional-grade tablet.

“Initial feedback about the BlackBerry PlayBook has been outstanding,” said Mike Lazaridis, President and Co-CEO at Research In Motion. “Our strategic decision to invest in groundbreaking performance, web fidelity and an open web-based development environment is resonating extremely well with customers and developers.”

Free BlackBerry PlayBook Offer
The BlackBerry developer community has already begun developing and submitting applications for the BlackBerry PlayBook. Registered developers who submit a qualifying BlackBerry PlayBook app that is accepted into BlackBerry App World™ prior to the initial product launch in North America will receive a free BlackBerry PlayBook, subject to certain terms and conditions. Although developers are encouraged to submit multiple apps, there is a limit of one free BlackBerry PlayBook per registered developer in BlackBerry App World. For additional information on the offer, including the Terms and Conditions, visit www.blackberry.com/developers/blackberryplaybookoffer.

BlackBerry PlayBook specifications
•	7" 1024x600 WSVGA capacitive LCD touch screen
•	Ultra-portable at less than a pound and less than one-half inch thick: 0.9 lbs (400g) and 5.1” x 7.6” x 0.4” (130mm x 194mm x 10mm)
•	1 GHz dual-core processor
•	BlackBerry® Tablet OS with support for symmetric multiprocessing
•	MP3, AAC and WMA audio playback
•	Support for 1080p HD video playback (H.264, MPEG4, WMV)
•	HDMI out
•	Dual HD cameras for video conferencing and video capture
•	1 GB RAM memory
•	Up to 64 GB internal storage (16, 32 and 64 GB models)

Research In Motion Limited 295 Phillip Street, Waterloo, Ontario, Canada N2L 3W8  tel: +1 (519) 888-7465   tax: +1 (519) 888-6906  web: www.rim.net

•	Wi-Fi® (802.11 a/b/g/n) connectivity
•	Bluetooth® 2.1+EDR support

More Information
More information on the BlackBerry PlayBook can be found at: http://press.rim.com/release.jsp?id=4577

Find videos demonstrating the BlackBerry PlayBook at:
http://www.youtube.com/blackberry

More information on the BlackBerry Tablet OS SDK can be found at: http://us.blackberry.com/developers/tablet/

About Research In Motion
Research In Motion (RIM), a global leader in wireless innovation, revolutionized the mobile industry with the introduction of the BlackBerry® solution in 1999. Today, BlackBerry products and services are used by millions of customers around the world to stay connected to the people and content that matter most throughout their day. Founded in 1984 and based in Waterloo, Ontario, RIM operates offices in North America, Europe, Asia Pacific and Latin America. RIM is listed on the NASDAQ Stock Market (NASDAQ: RIMM) and the Toronto Stock Exchange (TSX: RIM). For more information, visit www.rim.com or www.blackberry.com.

###

Media Contact:
Marisa Conway
Brodeur Partners (PR Agency for RIM)
mconway@brodeur.com
212-336-7509

Investor Contact:
RIM Investor Relations
investor_relations@rim.com
519-888-7465

Forward-looking statements in this news release are made pursuant to the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws.  When used herein, words such as "expect", "anticipate", "estimate",  "may",  "will", "should", "intend," "believe", and similar expressions, are intended to identify forward-looking statements.  Forward-looking statements are based on estimates and assumptions made by RIM in light of its experience and its perception of historical trends, current conditions and expected future developments, as well as other factors that RIM believes are appropriate in the circumstances.  Many factors could cause RIM's actual results, performance or achievements to differ materially from those expressed or implied by the forward-looking statements, including those described in the "Risk Factors" section of RIM's Annual Information Form, which is included in its Annual Report on Form 40-F (copies of which filings may

Research In Motion Limited  295 Phillip Street, Waterloo, Ontario, Canada N2L 3W8  tel: +1 (519) 888-7465   tax: +1 (519) 888-6906  web: www.rim.net

be obtained at www.sedar.com or www.sec.gov).  These factors should be considered carefully, and readers should not place undue reliance on RIM's forward-looking statements.  RIM has no intention and undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

The BlackBerry and RIM families of related marks, images and symbols are the exclusive properties and trademarks of Research In Motion Limited.  RIM, Research In Motion and BlackBerry are registered with the U.S. Patent and Trademark Office and may be pending or registered in other countries. Wi-Fi is a registered trademark of the Wi-Fi Alliance. All other brands, product names, company names, trademarks and service marks are the properties of their respective owners. RIM assumes no obligations or liability and makes no representation, warranty, endorsement or guarantee in relation to any aspect of any third party products or services.

Research In Motion Limited  295 Phillip Street, Waterloo, Ontario, Canada N2L 3W8  tel: +1 (519) 888-7465   tax: +1 (519) 888-6906  web: www.rim.net

DOCUMENT 2

FOR RELEASE AT 12:01AM EST JANUARY 6, 2011

BlackBerry 4G PlayBook Coming to the Sprint 4G Network

New 4G Tablet to Deliver Unmatched Power and Web Performance - Available Exclusively from Sprint this Summer

January 6, 2011 – CES 2011, Las Vegas, NV – Research In Motion (RIM) (NASDAQ: RIMM; TSX: RIM) and Sprint (NYSE: S) today announced plans to launch a new BlackBerry® PlayBook™ tablet model featuring connectivity to the blazingly fast Sprint 4G network. The BlackBerry 4G PlayBook™ will be the first BlackBerry PlayBook model to include wide area wireless connectivity, featuring Sprint 4G to give customers download speeds up to 10 times faster than 3G1. This new 4G model is expected to be available from Sprint in the summer.

The BlackBerry 4G PlayBook is a professional-grade tablet that's set to redefine the possibilities of mobile computing, giving users an ultra-portable design with industry leading performance, uncompromised web browsing, true multitasking and HD multimedia, as well as advanced security features and out-of-the-box enterprise support. Together, the BlackBerry 4G PlayBook and the Sprint 4G network will provide a high performance platform that will enable a mobile services revolution for both application developers and customers.

"RIM believes a significant portion of the tablet market will want a higher performing, multitasking, professional-grade tablet and that is why we chose to design the BlackBerry PlayBook for premium performance with a powerful dual-core processor and multitasking OS. Together with Sprint, we are now building on that performance advantage with 4G and providing an unparalleled mobile experience for users," said Mike Lazaridis, President and Co-CEO at Research In Motion.

”We are excited to bring this powerful new product to our business customers and consumers who rely on Sprint for industry-leading devices as well as one of the best values in wireless,” said Steve Elfman, president of network operations and wholesale for Sprint. “This tablet is a great example of Sprint’s strong partnership with RIM in continuing to bring customers powerful devices to enhance their mobility. We are confident the BlackBerry 4G PlayBook from Sprint will be one of the most anticipated tablets in 2011.”

In addition to Wi-Fi® support, the BlackBerry 4G PlayBook features a 1 GHz dual-core processor, 1 GB of RAM and the new BlackBerry® Tablet OS. The ultra portable, ultra thin tablet will offer an uncompromised, high-fidelity web experience with support for Adobe® Flash® Player 10.1, Adobe® Mobile AIR® and HTML-5 enabling customers to enjoy all of the sites, games, media and richness of the full Internet, delivered at 4G speeds. Additional details and pricing will be released closer to launch.

Sprint 4G is currently available in 71 markets2 across the country, including Atlanta, San Francisco, Boston, Chicago, Dallas, Los Angeles and New York City. Sprint first launched 4G in Baltimore in September 2008 and continues to build its 4G service for consumers and business users across the country. For more information, visit www.sprint.com/4G.

For more information about the BlackBerry 4G PlayBook, visit www.blackberry.com/playbook or www.sprint.com/4Gplaybook.

About Research In Motion
Research In Motion (RIM), a global leader in wireless innovation, revolutionized the mobile industry with the introduction of the BlackBerry® solution in 1999. Today, BlackBerry products and services are used by millions of customers around the world to stay connected to the people and content that matter most throughout their day. Founded in 1984 and based in Waterloo, Ontario, RIM operates offices in North America, Europe, Asia Pacific and Latin America. RIM is listed on the NASDAQ Stock Market (NASDAQ: RIMM) and the Toronto Stock Exchange (TSX: RIM). For more information, visit www.rim.com or www.blackberry.com.

About Sprint Nextel
Sprint Nextel offers a comprehensive range of wireless and wireline communications services bringing the freedom of mobility to consumers, businesses and government users. Sprint Nextel served more than 48.8 million customers at the end of the third quarter of 2010 and is widely recognized for developing, engineering and deploying innovative technologies, including the first wireless 4G service from a national carrier in the United States; offering industry-leading mobile data services, leading prepaid brands including Virgin Mobile USA, Boost Mobile, Common Cents Mobile and Assurance Wireless; instant national and international push-to-talk capabilities; and a global Tier 1 Internet backbone. Newsweek ranked Sprint No. 6 in its 2010 Green Rankings, listing it as one of the nation’s greenest companies, the highest of any telecommunications company. You can learn more and visit Sprint at www.sprint.com or www.facebook.com/sprint and www.twitter.com/sprint.

###
Media Contacts:

Mark Elliott, Sprint
603-621-4511
mark.j.elliott@sprint.com

Marisa Conway, Brodeur Partners
(PR agency for RIM)
212-336-7509
mconway@brodeur.com

Forward-looking statements in this news release are made pursuant to the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws.  When used herein, words such as "expect", "anticipate", "estimate",  "may",  "will", "should", "intend," "believe", and similar expressions, are intended to identify forward-looking statements.  Forward-looking statements are based on estimates and assumptions made by RIM in light of its experience and its perception of historical trends, current conditions and expected future developments, as well as other factors that RIM believes are appropriate in the circumstances.  Many factors could cause RIM's actual results, performance or achievements to differ materially from those expressed or implied by the forward-looking statements, including those described in the "Risk Factors" section of RIM's Annual Information Form, which is included in its Annual Report on Form 40-F (copies of which filings may be obtained at www.sedar.com or www.sec.gov).  These factors should be considered carefully, and readers should not place undue reliance on RIM's forward-looking statements.  RIM has no intention and undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

The BlackBerry and RIM families of related marks, images and symbols are the exclusive properties and trademarks of Research In Motion Limited. RIM, Research In Motion and BlackBerry are registered with the U.S. Patent and Trademark Office and may be pending or registered in other countries. Wi-Fi is a registered trademark of the Wi-Fi Alliance. All other brands, product names, company names, trademarks and service marks are the properties of their respective owners. RIM assumes no obligations or liability and makes no representation, warranty, endorsement or guarantee in relation to any aspect of any third party products or services.

1 "Up to 10 times faster" based on download speed comparison of Sprint 3G avg. speeds (600 kbps-1.4 Mbps) vs.Sprint 4G avg. speeds (3-6 Mbps). Actual speeds may vary by plan or based on other factors.

2 Sprint 4G is now available in 71 markets: California – Los Angeles, Merced, Modesto, Sacramento, San Francisco, Stockton, Visalia; Colorado – Denver; Connecticut – Bridgeport, Hartford, New Haven; Delaware – Wilmington; District of Columbia – Washington; Florida – Daytona Beach, Jacksonville, Miami, Orlando, Tampa; Georgia – Atlanta, Milledgeville; Hawaii – Honolulu, Maui; Idaho – Boise; Illinois – Chicago; Maryland – Baltimore; Massachusetts – Boston; Michigan – Grand Rapids; Minnesota – Minneapolis-St. Paul: Missouri – Kansas City, St. Louis; New Jersey – New Brunswick, Trenton; New York – New York, Rochester, Syracuse; Nevada – Las Vegas; North Carolina – Charlotte, Greensboro (includes High Point and Winston-Salem), Raleigh (includes Cary, Chapel Hill and Durham); Ohio – Cincinnati, Cleveland, Columbus; Oregon – Eugene, Portland, Salem; Pennsylvania – Harrisburg, Lancaster, Philadelphia, Pittsburgh, Reading, York; Rhode Island – Providence; Tennessee – Nashville; Texas – Abilene, Amarillo, Austin, Corpus Christi, Dallas/Fort Worth, Houston, Killeen/Temple, Lubbock, Midland/Odessa, San Antonio, Waco, Wichita Falls; Utah – Salt Lake City; Virginia – Richmond; and Washington – Bellingham, Seattle, Tri-Cities, Yakima.

 SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Research In Motion Limited
(Registrant)
Date:	January 10, 2011	By:	/s/ Edel Ebbs
			Name:	Edel Ebbs
			Title:	Vice President, Investor Relations